SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of November 2005

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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  Aixtron AG: AIXTRON Announces Third Quarter 2005 Financial Results


    AACHEN, Germany--(BUSINESS WIRE)--Nov. 3, 2005--AIXTRON AG today announced its financial results for the third quarter of 2005, ended September 30, 2005. In a challenging industry environment and with a continuation of the low customer capital spending seen in the first half of 2005, most especially in the compound semiconductor markets, revenues were Euro 29.1 million in the third quarter of 2005, in comparison to Euro 44.4 million in the second quarter of 2005 and Euro
30.0 million in the third quarter of 2004.
    Revenues from AIXTRON's silicon semiconductor business contributed significantly to total revenues in the third quarter of 2005 (Euro 9.2 million or 32 percent), as they did in the second quarter of 2005 (Euro 15.6 million or 35 percent). In comparison, the Company did not register any revenues from its silicon semiconductor business in the third quarter of 2004.
    AIXTRON's gross margin on sales rose 12 percentage points, quarter on quarter, to 38 percent in the third quarter of 2005, compared with 26 percent in the previous quarter and 39 percent in the third quarter of 2004. The Company's gross margin in the third quarter of 2005 benefited from a favorable product and regional revenue mix in conjunction with accounting impacts in connection with the Company's revenue recognition policy.
    AIXTRON incurred a net loss after tax of Euro 7.1 million in the third quarter of 2005, reflecting the 35 percent quarter-on-quarter revenue reduction and representing a net loss per share of Euro 0.08. The comparable figures for the second quarter of 2005 and the third quarter of 2004 were a net loss of Euro 2.0 million (net loss of Euro
0.02 per share) and a net income of Euro 2.6 million (net income of Euro 0.04 per share).
    Cash and cash equivalents decreased from Euro 45.5 million as of December 31, 2004 to Euro 31.5 million as of September 30, 2005, largely driven by cash outflows from business investments and cash used in operating activities.
    The total value of equipment orders received in the third quarter of 2005, ended September 30, 2005, amounted to Euro 24.9 million. This compares to total equipment orders worth Euro 28.4 million in the second quarter of 2005 and total equipment orders worth Euro 25.9 million in the third quarter of 2004.
    The equipment order backlog, as of September 30, 2005, totaled Euro 56.0 million (including Euro 8.7 million in deferred revenues for shipped equipment awaiting final customer acceptance). This compares with an equipment order backlog as of December 31, 2004 totaling Euro
52.5 million (including Euro 15.9 million in deferred revenues), and an equipment order backlog totaling Euro 85.6 million as of September 30, 2004 (including Euro 11.5 million in deferred revenues).
    With capital expenditure in the compound semiconductor industry expected to remain at relatively low levels in the near future and a degree of uncertainty about the exact timing of next-generation manufacturing technologies and materials being introduced into the silicon semiconductor industry, AIXTRON believes customer equipment spending will remain cautious for the remainder of 2005 and early 2006.
    In the currently challenging environment, the Company believes that, whilst the previous top line revenue forecast for total revenues in 2005 of approximately Euro 150 million to Euro 160 million will be nearer to Euro 140 million, however, the expected net loss guidance under US GAAP remains in the range of approximately Euro 10 million and Euro 15 million, as previously predicted.
    As the Company will report its financial results in accordance with International Financial Reporting Standards ("IFRS") from the fourth quarter of 2005 onwards, and since there are accounting and valuation differences between US GAAP and IFRS reporting, the 2005 net result guidance given in accordance with US GAAP may differ from the actual 2005 net result to be reported in accordance with IFRS.

AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland

ISIN: DE0005066203 (TecDAX)
WKN: 506620
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart

    Issuer's information/explanatory remarks concerning this ad hoc announcement:

    The full financial press release and the 9-month report 2005 relating to this ad hoc release are available on http://www.aixtron.com .

    Forward-Looking Statements: This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plan," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information: For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at http://www.sec.gov .


    CONTACT: AIXTRON AG
             Investor Relations, +49 (0)241 8909-444

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: November 3, 2005

                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO